Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of W. R. Berkley Corporation, par value $.20 per share, dated as of December 11, 2025, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 11, 2025	WR BERKLEY & OTHERS LLC By /s/ W. Robert Berkley, Jr. Name: W. Robert Berkley, Jr. Title: Manager
Date: December 11, 2025	WR BERKLEY & OTHERS 2 LLC By /s/ W. Robert Berkley, Jr. Name: W. Robert Berkley, Jr. Title: Manager
Date: December 11, 2025	WILLIAM R. BERKLEY By /s/ William R. Berkley
Date: December 11, 2025	MARJORIE J. BERKLEY By /s/ Marjorie J. Berkley
Date: December 11, 2025	W. ROBERT BERKLEY, JR. By /s/ W. Robert Berkley, Jr.

Date: December 11, 2025	THE WILLIAM R. BERKLEY 2011 GST TRUST U/A DATED DECEMBER 20, 2011 By /s/ W. Robert Berkley, Jr. _____ Name:W. Robert Berkley, Jr Title: Trustee
Date: December 11, 2025	THE WILLIAM R. BERKLEY 2022 FAMILY TRUST F/B/O WILLIAM R. BERKLEY, JR. AND HIS ISSUE By /s/ Marjorie J. Berkley _____ Name:Marjorie J. Berkley Title: Trustee
Date: December 11, 2025	THE WILLIAM R. BERKLEY 2022 FAMILY TRUST F/B/O LAUREN BERKLEY AND HER ISSUE By /s/ Marjorie J. Berkley _____ Name:Marjorie J. Berkley Title: Trustee